FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of June,  2012

Commission File Number: 000-30850

Alterrus Systems Inc.
120 Columbia Street
Vancouver, BC Canada V6A 3ZA

Valcent Products Inc.

(Former name or former address if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No ☒

Submitted Herewith

Exhibit Number	Description of Exhibit
99.1	News Release dated June 12, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterrus Systems Inc.

Date: June 15, 2012	By:	/s/ John N. Hamilton
Name: John N. Hamilton
Title: Chief Financial Officer